Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2009

FIXED CHARGES:
Interest Expense	$44,230
Amortization of Debt Premium, Discount and Expense	366
Interest Component of Rentals	1,290

Total Fixed Charges	$45,886

EARNINGS:
Net Income before Dividends on Preferred Stock	$121,245
Add:
Income Taxes	69,629
Total Fixed Charges	45,886

Total Earnings	$236,760

Ratio of Earnings to Fixed Charges	5.2